Exhibit 99.2

ASSURANCE GLOBAL SERVICES LLC

104 Field Point Rd., 3rd Floor

Greenwich, CT 06830

Tel: 203-979-4607

January 14, 2020

Board of Directors

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, NY 14209

Attn: Daniel Sullivan, Chairman of the Board

Dear Members of the Board:

On behalf of Assurance Global Services LLC (“AGS”), I am pleased to present an updated non-binding proposal for AGS to acquire all of the outstanding stock (the “Transaction”) of Computer Task Group, Incorporated (“CTG” or the “Company”) for $7.00 per share in cash (implying a $112 million enterprise value1).

This is the fourth bona fide proposal to acquire 100% of the outstanding stock of CTG submitted by AGS since May 2019. With respect to each of our prior proposals, the Board has declined to engage in any constructive discussions regarding the terms of our proposals or capabilities or, as we have cordially suggested multiple times, including in our October 30, 2019 letter (attached), enter into a standard NDA and permit us to commence a limited diligence review.

At this point, we have serious concerns that the Board would prefer to maintain the status quo rather than act in the best interests of shareholders and pursue a value-maximizing transaction.

Nevertheless, we are submitting an updated proposal including a significant increase from our original price range of $5.50 - $6.00 per share and additional details regarding the terms of our proposal. We strongly believe that this proposal presents compelling, premium value and immediate liquidity to shareholders, and that the Board has a responsibility to engage with AGS on its offer, as well as any other interested partners, in order to maximize value for shareholders.

Background to our Proposal

As a Buffalo native, I am very familiar with the history of CTG and personally care deeply about the best interests of this Buffalo-based Company. I have offered constructive insights to the Company based upon my leadership of multiple public companies, which have exceeded CTG in terms of scale and complexity.

I formed AGS to invest in and acquire companies facing challenges similar to CTG’s. Due to the complexity of overcoming these challenges, AGS views its investments over a multi-year period and acts to ensure that its companies operate with excellence and integrity. AGS’ partners include world-class investors with long-term holding periods.

While CTG’s Board has made significant effort since 2013 to generate superior shareholder value, spending over $65 million ($4.36 per share2) of shareholders’ capital on share repurchases and acquisitions and shifting tactics under four CEOs, the Company’s stock price continues to underperform versus major stock indexes and its proxy peer group. This underperformance includes CTG’s stock price performance since its latest strategic plan was released on December 2, 2019 (as shown in the table below).

1Enterprise Value is calculated as the Company’s equity value at $7.00 per share ($7.00 x FDSO of 14.862m shares) plus the value of its debt ($8.6m) and underfunded pension liabilities ($10.2m as of prior 10-K) less its cash and cash equivalents ($14.9m) as of the latest 10Q filings for 9/30/19.

2 Based upon 14.7 million shares.

(1)	Relative total shareholder return of CTG vs U.S. indices and Peer Group companies adjusted for stock splits, cash dividends, rights offerings, and spin-offs.
(2)	‘Proxy Peer Group’ includes Allscripts Healthcare Solutions, Inc., Atos SE, BG Staffing, Inc., Huron Consulting Group, Inc., Kforce Inc., Leidos Holdings, Inc., Mastech Digital, Inc. and Volt Information Sciences, Inc.

Yet, the Company’s recent financial results remain mediocre. In its most recent third quarter, leverage is elevated with a total debt to equity3 level of 35%, the Company’s return on invested capital4 was only 4.6%, non-GAAP operating margins were 2.4% and earnings per share5 decreased to $0.06 from $0.08 in the prior year period.

In response to its situation, the Company released details of its “growth strategy”, in the form of a strategic plan in December 2019. The plan is incomplete in many ways, primarily lacking measurable financial goals and timelines. As a result, investors cannot appropriately hold the Company accountable for its progress. Moreover, we believe the plan contains significant and material execution risks as (i) we are not aware of any members of the Company’s leadership team who have executed a strategic transformation of this scale and complexity and (ii) financial goals in the Company’s 2017 Three-Year Plan appear to have been abandoned.

Given the uncertain situation, we believe it is an appropriate time to have serious discussions regarding a potential transaction. Without the constraints of being a public company, a qualified partner can be highly beneficial to the Company and its leadership, offering significant strategic and operational investment and the resources to greatly improve the odds of success. We believe that, under our ownership, CTG has potential to improve its market position in the delivery of IT solutions in the healthcare, financial services and energy markets in North America and Western Europe and enter adjacent markets not currently pursued.

Proposal

In combination with our financial advisors, we performed our preliminary valuation of CTG based on publicly available information. We analyzed the business utilizing a wide variety of valuation methodologies, including comparable merger and acquisition transactions, market values of comparable publicly traded companies and discounted cash flow analyses. We believe the value our proposal offers CTG’s shareholders is very attractive based on these analyses. Subject to the terms and conditions contained herein, AGS is prepared to pursue the acquisition of CTG at a purchase price of $7.00 per share (the “Purchase Price”).

Our proposed Purchase Price:

▪	Represents a premium of approximately 33% to the current stock price, which we believe already reflects some takeover premium based on public disclosure of our investment position and the prior terms of our proposals that we were required to make in our 13D filings;
▪	Represents a greater than 50% premium to the stock price prior to our initial 13D filing;
▪	Exceeds the Company’s 52 week high;
▪	Equals the existing forward price target from the Company’s only institutional-quality research;
▪	Is greater than 10x the most recent Wall Street estimate for the Company’s CY2019 adjusted EBITDA ($11.0 million) in recent Company-sponsored research; and
▪	Based on our knowledge of directly comparable public company M&A transactions, reflects an implied EBITDA multiple at the high end of the range for comparable businesses with similar historical and expected growth and margins.

3 Source: Capital IQ.

4 Source: Capital IQ.

5 GAAP earnings per share per the Company’s documents.

The Company’s previous correspondence stated that our “proposal includes significant and material execution risks, and as such, the Board is not convinced of your ability to consummate a transaction, as Assurance Global Services has never completed an acquisition of this size, including one in the public markets.” In response, we state again that we would welcome an opportunity to discuss our capabilities or wherewithal to consummate the Transaction with the Company. We already have enlisted the assistance of numerous highly-credentialed third party advisors, including an investment banking advisor, M&A counsel and other business due diligence advisors, and are prepared to move forward expeditiously. To that end, we suggest entering into a standard 12 month, mutual Non-Disclosure Agreement to facilitate the sharing of due diligence information and details of our credentials, which we believe you will find acceptable.

We anticipate funding the acquisition of the Company with equity and debt consistent with its current features, which may be provided by the Company’s current lenders or new lenders.

If we have overlooked elements of value in our proposal, your cooperation and facilitation of due diligence is the best way to help us update our proposal to value CTG’s business appropriately.

Due Diligence & Timing

Our willingness to consummate a Transaction is subject to the satisfactory completion of customary due diligence, appropriate for a company such as CTG, including, but not limited to accounting, tax, benefits, information technology, and legal diligence.

We and our advisors are prepared to move quickly to complete the remaining work, negotiate a mutually acceptable definitive agreement and consummate the Transaction. We are prepared to commit all available resources to this end, and we are confident that we can reach a signed agreement within 45 calendar days of the Company and its advisors fully engaging with us.

Our intent would be to initially focus on the core business due diligence that could impact our view on valuation. At the conclusion of this work, we would expect to reconfirm the Purchase Price with the Board, begin our further confirmatory diligence work, and negotiate a mutually acceptable definitive agreement.

Next Steps

We are confident that the CTG Board of Directors and shareholders will agree with our belief that a Transaction would be very beneficial for all CTG stakeholders (including shareholders, employees, and customers). As with prior communications, this letter and proposal constitute a non-binding indication of interest in pursuing a negotiated transaction to acquire all of the common stock of the Company and are not intended to create any legally binding obligations.

We thank you again for your consideration.

Sincerely,

/s/ James Lindstrom

James Lindstrom

Managing Member

Assurance Global Services LLC

ASSURANCE GLOBAL SERVICES LLC

330 Railroad Ave., 2nd Flr.
Greenwich, CT 06830

Tel: 203-979-4607

October 30, 2019

Board of Directors

Computer Task Group, Incorporated
800 Delaware Avenue

Buffalo, NY 14209

Attn: Daniel Sullivan, Chairman of the Board

danjsullivan3@gmail.com

Dear Dan and Members of the Board of Directors:

Congratulations on the progress demonstrated during the recently completed third quarter. As a follow up to our previous letters, we would like to revisit our prior proposal as we draw near the end of 2019.

First, in order to alleviate concerns regarding AGS’ ability to consummate a transaction of this size or of a public company, please know that both AGS and its primary equity partner have spent considerable time and resources evaluating a transaction with CTG since early 2019. Over the past several months, we have also enlisted the help of numerous third party advisors, including an investment banking advisor, M&A counsel and other business due diligence advisors. We welcome any questions regarding our capabilities or wherewithal to transact; to that end, we suggest immediately entering into a limited Non-Disclosure Agreement to facilitate the sharing of sensitive information regarding our financial and transactional capabilities. This would include the identity and financial wherewithal of our primary equity partner. We are highly confident that this information will satisfy any concerns.

Additionally, and to ensure that the price range of our proposal is reflective of the Company’s latest strategic plan, we would encourage the Company to share limited and appropriate strategic and financial information with AGS. We would also appreciate a limited in-person meeting with Mr. Gydé and Mr. Laubacker to review the provided materials. Our intent, at the conclusion of this limited review of information, would be to provide the Board with a revised Letter of Intent to acquire CTG.

If the Board finds our revised Letter of Intent appropriate, we can progress through traditional due diligence and agreement negotiation under an expanded Non-Disclosure Agreement that we acknowledge would have more restrictions on AGS. We also acknowledge that the Board would need to include a provision in the Agreement that would allow for a post-signing ‘market check’ – given the single bidder approach.

We have attached a preliminary timeline for your consideration that reflects both “phases” of engagement.

Sincerely,

James Lindstrom
Managing Member

Assurance Global Services LLC

Exhibit A: Proposed Timeline for a Transaction

Exhibit A: Proposed Timeline for a TransactionWeek of:Workstream Responsible Party 10/21 10/28 11/4 11/11 11/18 11/25 12/2 12/9 12/16 12/23 12/30 1/6 1/13 1/20CTG Q3 Earnings ReleaseLimited NDA -- Information Sharing• Limited Mutual NDA CTG / AGS• Information Sharing re: Financial and Transactional Capabilities AGS• Information Sharing re: Strategic Plan CTG• In Person Meeting to Discuss Strategic Plan CTG / AGS• Refine Valuation and LOI AGS• Present Revised LOI to Board AGSExpanded NDA -- Due Diligence• Expanded Mutual NDA CTG / AGS• Detailed Due Diligence Review CTG / AGSDefinitive Agreement• Negotiate Definitive Transaction Agreement CTG / AGS / LegalFinal Negotiations & Signing• Sign & Announce Transaction CTG / AGS / Legal• Limited Market Check CTG [TBD]